Halex Energy Corp.

United States Security and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C.  20549-4628

RE:	Halex Energy Corp. Amendment No. 5 to Registration Statement on Form S-1 Filed December 20, 2013 File No. 333-185956

Att:	Mara L. Ransom Assistant Director

Halex Energy Corp. (the “Company”) has received your comments dated January 15, 2014 regarding Amendment No. 4 to Registration Statement on Form S-1 filed on December 20, 2013.  The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission.  The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

Terms of Distributor and License Agreements, page 22

Sales, Installation, Service & Support, page 22

1.  After reviewing Comment 1 in your letter of January 15, 2014, Comment 3 in your letter of November 21, 2013, and Comment 6 in your letter of November 1, 2013, we have completely revised our response to these comments.

We would like to clarify that Halex’s primary business concerns “Power Generators,” meaning electrical power generation.

The US EPA Classifies “Power Generators” Under “Electrical Utilities” Sector

We made the statement: “products and business plan will likely be subject to the same environmental laws and regulations applicable to the utility industry as would apply to existing green energy power generating technologies.”

All Power Generators, including renewable power sources that could use dual power sources such as the HRES unit, are subject to existing law applicable to Power Generators (as defined by the EPA).  Laws and regulations governing Power Generators, regardless of whether or not they would be considered a “utility,” are classified by the EPA under the Electrical Utilities Sector.

Because of how “Power Generators” are classified by the EPA, our prior responses have interchangeably used the term “utility” with “power generator” and other similar terms.  In retrospect, we believe this may have caused confusion.  We wish to retract any prior contrary statements that might indicate Halex is seeking to act as a utility, rather than merely reference to the EPA sector for Power Generators.

We feel our prior response may have indicated a formal relationship with the CAISO.  Our only communications with the CAISO were informal and educational.  Formal communication between Halex and the CAISO would require their approval prior to disclosure.  We have never disclosed any communication with the CAISO in our S-1 filings.  We apologize for failing to clearly indicate the nature of these communications, and wish to retract any reference to the CAISO from our prior response in an effort to eliminate misunderstanding.

Revision of Disclosure In Accordance with  Item 101(h)(4)(ix) of Regulation S-K

We have revised our disclosure to provide a brief summary of the existing regulatory scheme that would be applicable to our company, specifically the operation of the HRES unit as a Power Generator.  Additionally, in accordance with Item 101(h)(4)(ix) of Regulation S-K, we have discussed the effect each area of regulation would apply to Halex and the HRES unit.

Thank you,

Jeff Lamberson,
President,
Halex Energy Corp.
916-293-6337
Info@halexenergy.com
01/24/2014